JOE JOLLY & COMPANY, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED AUGUST 31, 2016

Common Stock		
Beginning of year	$	10,000
End of year		10,000
Retained Earnings		
Beginning of year		8,024,603
Net Income		145,568
End of year		8,170,171
Total stockholders' equity	$	8,180,171

See notes to financial statements